Flagstone Reinsurance Holdings, S.A.
37 Val St André
L-1128
Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B153214

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler
cc:	Jennifer Riegel

Flagstone Reinsurance Holdings, S.A.
Registration Statement on Form S-3 (File No. 333-167693)
(the “Registration Statement”)

August 2, 2010

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Flagstone Reinsurance Holdings, S.A. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 9:00 a.m., Eastern Standard Time, on August 4, 2010, or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

●
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform LizabethAnn Eisen at (212) 474-1930, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Flagstone Reinsurance Holdings, S.A.

By	/s/ William F. Fawcett
Name: William F. Fawcett
Title: General Counsel and Corporate Secretary